Exhibit 99.5

Aeterna Zentaris Provides Update on Timing for Annual Meeting of Shareholders and Due Bill Redemption Date

TORONTO, ONTARIO, May 29, 2024 – Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZS) (“Aeterna” or the “Company”), a specialty biopharmaceutical company developing and commercializing a diversified portfolio of pharmaceutical and diagnostic products, today announced that it is making an application for an order pursuant to section 133(3) of the Canada Business Corporations Act extending the time for the Company to call and hold its annual meeting of its shareholders to a date that is not later than July 31, 2024 (the “Application”). The Application is scheduled to be heard before a judge of the Ontario Superior Court of Justice, Commercial List (the “Court”) on June 3, 2024, at 11:00 a.m. via videoconference. There can be no assurance that the order sought by Aeterna will be granted.

In support of the Application, the Company will file an application record, a factum and a draft order with the Court. These materials will also be available on the Company’s website at www.zentaris.com. Any shareholder that wishes to attend the hearing may request a link by emailing the Company at AZinfo@aezsinc.com.

Aeterna is seeking the extension from the Court to provide sufficient time to complete the previously announced transaction (the “Transaction”) with Ceapro Inc. (“Ceapro”) in advance of the annual meeting so as to permit former Ceapro shareholders to attend and vote at the annual meeting. At the annual meeting, shareholders will be asked to vote on the new name and director nominees for the combined company. As previously disclosed, subject to obtaining all required approvals and satisfying all required conditions, the Transaction is expected to close on or about June 3, 2024.

The Toronto Stock Exchange has also granted the Company an extension permitting the Company to hold its annual meeting on or before July 31, 2024.

The Company would also like to clarify that the redemption date for the due bills attaching to the Company’s common shares as a result of the previously announced warrant issuance is June 3, 2024.

About Aeterna Zentaris Inc.

Aeterna is a specialty biopharmaceutical company developing and commercializing a diversified portfolio of pharmaceutical and diagnostic products focused on areas of significant unmet medical need. Aeterna’s lead product, macimorelin (Macrilen; Ghryvelin), is the first and only U.S. FDA and European Commission approved oral test indicated for the diagnosis of adult growth hormone deficiency (AGHD). Aeterna is leveraging the clinical success and compelling safety profile of macimorelin to develop it for the diagnosis of childhood-onset growth hormone deficiency (CGHD), an area of significant unmet need.

Aeterna is also dedicated to the development of its therapeutic assets and has established a pre-clinical development pipeline to potentially address unmet medical needs across a number of indications, including neuromyelitis optica spectrum disorder (NMOSD), Parkinson’s disease (PD), hypoparathyroidism and amyotrophic lateral sclerosis (ALS; Lou Gehrig’s disease).

For more information, please visit www.zentaris.com and connect with the Company on Twitter, LinkedIn and Facebook.

Forward-Looking Statements

This press release contains statements that may constitute forward-looking statements within the meaning of U.S. and Canadian securities legislation and regulations, and such statements are made pursuant to the safe-harbor provision of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “aiming”, “anticipates,” “believes,” “intends,” “potential,” “possible,” and similar expressions. Such statements, based as they are on current expectations of management, inherently involve numerous risks, uncertainty and assumptions, known and unknown, many of which are beyond our control.

Forward-looking statements in this press release include, but are not limited to, those relating to Aeterna’s expectations regarding: the potential obtaining of an order from the Court via the Application; the timing for the Company’s annual meeting; the timing and location for the hearing of the Application; the ability of Aeterna and Ceapro to complete the Transaction on the terms described herein, or at all; the anticipated timeline for the completion of the Transaction; and receipt of final regulatory and stock exchange approvals with respect to the Transaction (including approval of the continued listing of the Common Shares on the Nasdaq and the TSX).

Forward-looking statements involve known and unknown risks and uncertainties, and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such risks and uncertainties include, among others, our reliance on the success of the DETECT clinical trial in the European Union and U.S. for Macrilen™ (macimorelin) in CGHD; results from our ongoing or planned pre-clinical studies and our DETECT clinical trial under development may not be successful or may not support advancing the product further in pre-clinical studies, to human clinical trials or regulatory approval; our ability to raise capital and obtain financing to continue our currently planned operations; our now heavy dependence on the success of Macrilen™ (macimorelin) and related out-licensing arrangements and the continued availability of funds and resources to successfully commercialize the product; the global instability due to the global pandemic of COVID-19 and the war in the Ukraine, and their unknown potential effect on our planned operations; our ability to enter into out-licensing, development, manufacturing, marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect; our ability to continue to list our common shares on the NASDAQ; and the availability and timing of required stock exchange, regulatory and other approvals for the completion of the Transaction with Ceapro. Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties, including those risks discussed in our Annual Report on Form 20-F under the caption “Risk Factors”. Given the uncertainties and risk factors, readers are cautioned not to place undue reliance on these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.

For a more detailed discussion of such risks and other factors that may affect Aeterna’s and ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see Aeterna’s Annual Report on Form 20-F and MD&A filed under Aeterna’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, as well as Aeterna’s other filings with the Canadian securities regulators and the Securities and Exchange Commission.

No securities regulatory authority has either approved or disapproved of the contents of this news release. The Toronto Stock Exchange accepts no responsibility for the adequacy or accuracy of this release.

Investor Contact:

Investor Relations

AZinfo@aezsinc.com

+1 843-900-3223

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